

Mail Stop 4561

February 18, 2010

John F. McCawley
Chief Executive Officer
Verecloud, Inc.
6560 S. Greenwood Plaza Blvd., #400
Englewood, CO 80111

   Re: Verecloud, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed February 3, 2010
     File No. 333-163685

     Form 10-K/A for the Fiscal Year Ended July 31, 2009
     Filed February 9, 2010
     Form 10-Q for the Fiscal Quarter Ended December 31, 2009
     Filed February 16, 2010
     File No. 000-52882

Dear Mr. McCawley:

   We have reviewed your filings and have the following comments.

Registration Statement on Form S-1/A filed February 3, 2010

General

1. Please update the financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X. Please note that you must have audited financial statements that are not older than 1 year and 45 days from your last audited annual financial statements (or December 31, 2008 in your case).

Risk Factors

"We have received a going concern opinion from our auditors," page 6

2. Refer to prior comment 5 in which we requested that you include in your risk factor disclosure the dollar amount of additional capital you believe <u>you must obtain to fund your projected operations</u> for a minimum of 12 months from the date of the prospectus. Your amended registration statement is not responsive to this prior comment. Revise your next

amendment and differentiate from the amount you "intend to seek" from that which is required by your business for the next 12 months.

3.   Quantify here how you intend to allocate the working capital you seek to raise among sales, marketing, product management and general overhead in 2011. We note your disclosure under "going concern."

Going Concern, page 17

4.   Refer to prior comment 9 and revise your disclosure in response to this comment. Your response letter does not address how you expect to meet your cash requirements for the next 12 months. We note your disclosure that your business is "currently focused [sic] raising additional funds through public or private financing … to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital;" however, if you are unable to meet your cash requirements, this should be disclosed in your prospectus here, and elsewhere where you discuss your capital raising activities, to ensure clarity with regards to your "capital raising."

Directors and Executive Officers

Our Directors and Executive Officers, page 28

5.   Refer to prior comment 16 and Item 401(e) of Regulation S-K. Disclose the business experience for Mr. Buckley during the past five years, including from November 2008 through July 2009. You state that since October 2008, Mr. Buckley has provided "contract finance and CFO services across several industries." This is not responsive to our prior comment and Item 401(e) of Regulation S-K.

Selling Stockholders, page 36

6.   Please explain footnotes (22) through (28) as there do not appear to be items to which they reference.

Accountant's Report, page F-2

7.   The staff notes your revisions on page 18 and in Note 4 on page F-10 regarding management's plan. We note your disclosure indicates that, as of February 2, 2010 you still have not secured any financing or commitments and that you only have enough cash to sustain your operations through April of 2010. The staff continues to believe that you still do not have a viable and detailed plan to sustain your operations for the next 12 months. We continue to believe, that absent a viable and detailed plan which removes the threat to the continuation of the business that should enable you to remain viable for at least the 12 months, it is not clear if the use of going concern financial statements is appropriate. As

John F. McCawley
Verecloud, Inc.
February 18, 2010
Page 3

previously requested, please tell us why you believe it is appropriate to use going concern financial statements. Refer to FRC 607.02.

8.   We also note that you have removed the disclosure on page 18 and on page F-10, which stated that the company currently does not have enough cash to operate for the next 12 month without additional capital. Please revise your disclosures to add this disclosure back to your going concern discussions on pages 18 and F-10 or tell us why this disclosure is not required. The staff continues to believe this to be important disclosure and required by Item 303 of Regulation S-K and SEC Release 33-8350.

Note 2. Research and Development, page F-8

9.   Please revise to provide the correct reference for the accounting of such costs. Please change the reference to ASC 985 (formerly SFAS 86).

Long-Lived Assets, page F-8

10. We note that you have disclosed that the carrying value of the long-lived assets of property and equipment reflects the fair market value of these assets as these assets remain in use by the company. Tell us how you determined the fair values of such assets, using ASC 360 as a basis for your determination.

Note 6. Goodwill, page F-11

11. Reference is also made to footnote 8 on page F-12. The staff notes that you have recorded goodwill in the amount of $2,437,177 as part of a purchase price allocation for the $3,609,244 purchase of the member's interest on May 5, 2009. The purchase of the company's member's interest by the company is more akin to a treasury stock transaction and not considered a business combination as defined under ASC 805 (formerly SFAS 141R). In this connection, please revise your financial statements to include the total purchase of the member's interest of $3,609,244 and there would not appear to be an allocation of the purchase price to goodwill. Also, you will need to provide the disclosures required by ASC 250 (formerly SFAS 154) in the financial statements and label the applicable financial statements as "restated." Depending on how you provide updated and audited financial statements, please ensure that the auditor's report includes a reference paragraph which describes and covers the restated financial statements. Refer to AU Section 420.12.

Note 10. Securities Authorized for Issuance under Equity Compensation Plans, page F-12

12. Please note that when you update your financial statements and audit the 2009 financial statements you will be required to provide the full accounting disclosures required by ASC 718 (formerly SFAS 123R) for all of your equity compensation plans.

Note 12. Subsequent Events, page F-15

13.   We note the Unit Bonus Plan and the Retention Bonus Agreements and the 3,490,000 outstanding equity awards granted to executive offices. Please include these plans, agreements and awards in your subsequent events disclosure. Also, please ensure you disclose how you account for all equity based awards and disclose the amount of stock-based compensation, if applicable.

Exhibits, page II-2

14.   Counsel must revise their legal opinion to reflect, among other things, the forward-split and the accurate amount of shares being registered.

15.   We note your consulting agreement with Capital Group Communications, which you have filed as Exhibit 10.4 to your registration statement. In your response, please provide more information concerning the nature of this engagement, and the activities undertaken on your behalf by Capital Group Communications to date. Include supplemental copies of all written materials distributed by Capital Group Communications. Please also tell us whether, to your knowledge, Capital Group Communications is a registered broker-dealer.

Form 10-K/A for the Fiscal Year Ended July 31, 2009

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 22

16.   Refer to prior comment 38. Revise the risk factor appearing on the top of page 10 to definitively state that you have a material weakness and that you are taking no steps to remediate this. The heading of this risk factor should also reflect these points, and the risk factor itself appears to deserve more prominent placement in this section. Additionally, amend your 10-K/A to provide an estimated timetable for remediation, any associated material costs and also disclose when the material weakness was identified, by whom it was identified and when the material weaknesses first began.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

17.   You have disclosed the conclusions of your principal executive and principal financial officers that your disclosure controls and procedures are "adequate." This is not compliant with Item 307 of Regulation S-K. Please amend your Form 10-Q to express a proper conclusion.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Your responsive amendments should also include a marked copy of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments on the financial statements and related matters, please contact Robert Benton, Staff Accountant, at (202) 551-3804. If you require further assistance, you may contact Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you thereafter require additional assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (303) 223-0975
        Adam J. Agron, Esq.
        Brownstein Hyatt Farber Schreck, LLP